
unaxis

making IT possible

03 SEP -9 AM 7:21

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50



03029852

SUPPL

Date September 5, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

i.A. N. Weidmann
Nicolas Weidmann
Corporate Communications

dlw 9/9

Enclosure

- **September 5, 2003, Media Release, Merger agreement between Unaxis and ESEC signed**

Rule 12g3-2(b) File No. 82-5190



making IT possible

Media release

Merger agreement between Unaxis and ESEC signed

Pfäffikon, September 5, 2003 – Today, the boards of Unaxis and ESEC signed as planned an agreement under which ESEC is to be merged completely in Unaxis Corporation. As a part of the merger, ESEC's shares will be exchanged for those of Unaxis, with ESEC stockholders receiving 1.1 shares of Unaxis for each ESEC share they own. ESEC and Unaxis already signed on August 18, 2003, a memorandum of understanding in this regard.

Unaxis' board of directors commissioned the assurance firm Ernst & Young to draw up a fairness opinion for the attention of Unaxis shareholders. That fairness opinion, which can be accessed via the Internet at Unaxis' Website (www.unaxis.com), confirms that the exchange ratio is fair and reasonable.

Through the combination of Unaxis' three existing fields of semiconductor-related activity – Semiconductors Back End (ESEC), Semiconductors Front End, and Displays – the newly created "Unaxis Semiconductors" segment will attain the critical mass necessary in the highly competitive semiconductor equipment market and move into the ranks of the world's leading manufacturers of such equipment. By combining its core capabilities and keying on its global presence, Unaxis Semiconductors is creating the conditions that will enable it to satisfy customer needs even more effectively, as well as allow it to participate to a greater extent in future market developments.

Extraordinary general meeting of ESEC shareholders to be held on October 7, 2003

Approval of the merger agreement will be put to a vote on October 7, 2003, at an extraordinary general meeting of ESEC shareholders. If approved, the merger is likely to be consummated on October 21, 2003, and trading in ESEC's shares will cease, after which ESEC will be delisted.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-Mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.